UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc., Articles of Amendment, effective February 29, 2016, as filed on Sedar on March 4, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 8, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

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The Articles of Eagleford Energy Corp. are amended as follows:

I.           TO DELETE the provisions of Articles 9 and 10 of the Articles of Amalgamation of the Corporation dated November 30, 2009, as amended (the “Articles”) in their entirety and to substitute the following therefor:

“None”

II.           TO DELETE the provisions of Article 8 of the Articles in their entirety and to substitute the following therefor:

Share Provisions

(a) The Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DIVIDENDS

Subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2. DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3. VOTING RIGHTS

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

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(b) The rights, privileges, restrictions and conditions attaching to the Preference Shares, as a class, are as follows:

1. DIRECTORS’ AUTHORITY TO ISSUE ONE OR MORE SERIES

The board of directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series which may include, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion or exchange rights (if any), and any sinking fund, purchase fund or other provisions attaching thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Business Corporations Act) articles of amendment in the prescribed form containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

2. RANKING OF PREFERENCE SHARES

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.2 The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

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2.3 If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate rateably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

2.4 The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

3. RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS, ETC.

Except with the approval of all the holders of the Preference Shares, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends which have been declared by the board of directors up to and including the dividend payable for the last completed period for which such dividends have been declared by the board of directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares (less than the total amount then outstanding) or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends have been declared by the board of directors on each series of Preference Shares then issued and outstanding shall have been paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

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4. VOTING RIGHTS

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preference Shares, the holders of the Preference Shares as a class shall not be entitled as such to receive notice of, to attend to vote at any meeting of the shareholders of the Corporation.

5. SPECIFIC MATTERS REQUIRING APPROVAL

5.1 The approval of the holders of the Preference Shares, given in the manner described in Section 6.1 below, shall be required for the creation of any new shares ranking prior to or on a parity with the Preference Shares, and if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preference Shares, for the issuance of any additional series of Preference Shares or of any shares ranking prior to or on a parity with the Preference Shares.

5.2 The provisions of Clauses 1 to 6 inclusive may be deleted, amended, modified or varied in whole or in part by a certificate of amendment issued by the Director appointed under the Business Corporations Act, but only with the prior approval of the holders of the Preference Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act or any other statutory provisions of like or similar effect, from time to time in force.

6. APPROVAL OF THE HOLDERS OF THE PREFERENCE SHARES

The approval of the holders of the Preference Shares with respect to any and all matters hereinbefore referred to may be given by at least two thirds of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose and held upon at least 21 days’ notice at which the holders of a majority of the outstanding Preference Shares are present or represented by proxy. If at any suc h meeting the holders of a majority of the outstanding Preference Shares are not present or represented by proxy within one half-hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days’ notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Preference Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Preference Shares shall be entitled to one (1) vote in respect of each Preference Share held.

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III.           TO AUTHORIZE, out of the Preference Shares, issuable in series, the following Series A Preference Shares with the rights privileges, restrictions and conditions attaching to the Preference Shares as a class:

SERIES A PREFERENCE SHARES

The rights, privileges, restrictions and conditions of the Series A Preference Shares are set out below.

Section 1.           Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means a day other than a Saturday, Sunday or any other day treated as a holiday in Toronto, Ontario.

“Common Shares” means the Corporation’s common shares, and shares of any other class into which such shares may hereafter have been reclassified or changed.

“Conversion Date” shall have the meaning given such term in Section 4(a) hereof.

“Corporation” means Intelligent Content Enterprises Inc.

“Holder” shall have the meaning given such term in Section 2 hereof.

“Notice of Conversion” shall have the meaning given such term in Section 4(a) hereof.

“Original Issue Date” shall mean the date of the first issuance of any Series A Preference Shares regardless of the number of transfers of any particular Series A Preference Shares and regardless of the number of certificates which may be issued to evidence such Series A Preference Shares.

“Person” means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Series A Preference Shares” shall have the meaning given such term in Section 2 hereof.

“Trading Day” means with respect to a stock exchange, market or over-the-counter market means a day on which such stock exchange or over-the-counter market is open for business.

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“VWAP” shall mean the daily dollar volume-weighted average sale price for the Common Shares on the principal stock exchange, market or over-the-counter market on which the Common Shares are listed or posted for trading (the “Trading Market”) on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg through its “Volume at Price” functions or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security on any particular Trading Day as reported in the “pink sheets” by the National Quotation Bureau, Inc. If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Corporation and the Holder. All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein for any stock dividend, stock split, stock combination or other similar transaction occurring during any period used to determine the Exercise Price (or other period utilizing VWAPs).

“Warrant” shall have the meaning given such term in Section 4(a) hereof.

Section 2.           Designation and Amount. The series of convertible preference shares shall be designated as its Series A Convertible Preference Shares (the “Series A Preference Shares”) and the Corporation is authorized to issue up to Five Million, Seven Hundred and Fifty Thousand (5,750,000) Series A Preference Shares (which shall not be subject to increase without the approval of the holders of the Series A Preference Shares (each, a “Holder” and collectively, the “Holders”)).

Section 3.           Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, all Series A Preference Shares shall immediately and without notice, be converted to Common Shares and Warrants in accordance with the terms and conditions herein.

Section 4.           Conversion.

a)           Conversions at Option of Holder. Each share of Series A Preference Shares shall be convertible, at the option of the Holder at any time and from time to time from and after the Original Issue Date, into: (i) that number of shares of Common Shares determined

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by issuing one (1) share of Common Shares of the Corporation for each Series A Preference Share converted, and (ii) that number of warrants determined by issuing one three-year warrant (a “Warrant”) for every Series A Preference Share converted, with a cashless exercise provision, and an exercise price of $0.35(CDN) provided, however, each Holder agrees that the Common Shares underlying the Series A Preference Shares and the Warrants herein, shall, upon issuance, be locked up for a period of twelve (12) months (and an appropriate legend shall be placed on the stock Certificates. The Holder agrees that after the twelve (12) month period, the Holder may sell or transfer Fifteen percent (15%) of the received Common Shares each quarter until such time as all Common Shares is sold or transferred or eligible for sale or transfer (with any unsold or transferred stock carrying over until the following quarter). The Holder will effect conversions of the Series A Preference Shares by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Series A Preference Shares to be converted, the number of Series A Preference Shares owned prior to the conversion at issue, the number of Series A Preference Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation by facsimile, or other approved method of delivery (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions, as the case may be, of Series A Preference Shares, a Holder shall not be required to surrender the certificate(s) representing such Series A Preference Shares to the Corporation unless all of the shares of Series A Preference Shares represented thereby are so converted, in which case the Holder shall deliver the certificate representing such Series A Preference Shares promptly following the Conversion Date at issue. Series A Preference Shares converted in accordance with the terms hereof shall be canceled and may not be reissued.

a)           Mechanics of Conversion

i.           Delivery of Certificate Upon Conversion. Not later than five Trading Days after each Conversion Date, the Corporation shall deliver to the Holder (A) a certificate or certificates representing the number of shares of Common Shares being acquired upon the conversion of Series A Preference Shares, and (B) the corresponding number of warrants. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the Series A Preference Shares tendered for conversion.

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ii.           Obligation Absolute. The Corporation’s obligations to issue and deliver the Conversion Shares upon conversion of Series A Preference Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to the Holder in connection with the issuance of such Conversion Shares.

iii.           Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Shares solely for the purpose of issuance upon conversion of the Series A Preference Shares, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Shares as shall be issuable (taking into account the adjustments and restrictions of herein) upon the conversion of all outstanding Series A Preference Shares. The Corporation covenants that all shares of Common Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and non-assessable.

iv.           Transfer Taxes. The issuance of certificates for shares of the Common Shares on conversion of the Series A Preference Shares shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Series A Preference Shares so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 5.           Certain Adjustments.

a)           Stock Dividends and Stock Splits. If the Corporation, at any time while the Series A Preference Shares are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in shares of Common Shares (which, for avoidance of doubt, shall not include any shares of Common Shares issued by the Corporation pursuant to the terms of the Series A Preference Shares), (B) subdivide outstanding shares of Common Shares into a larger number of shares, or (C) issue by reclassification of shares of the Common Shares any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares

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of Common Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

To clarify, in the event the Corporation shall combine (including by way of reverse stock or forward stock split) outstanding shares of Common Shares into a smaller number of shares, the conversion price and the number of Series A Preference Shares shall be modified, reduced, or otherwise adjusted.

b)           Pro Rata Distributions. If the Corporation, at any time while Series A Preference Shares is outstanding, shall distribute to all holders of Common Shares (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be determined by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

c)           Calculations. All calculations under this Section shall be made to the nearest cent or the nearest whole share, as the case may be. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Shares shall be considered on issue or sale of Common Shares. For purposes of this Section 6, the number of shares of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Shares issued and outstanding.

d)           Notice to Holders; Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any of this Section, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

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Section 6.           Miscellaneous.

a)           Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Toronto time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Toronto time) on any date and earlier than 11:59 p.m. (Toronto time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)           Absolute Obligation. Except as expressly provided herein, no provisions of the Series A Preference Shares shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the liquidated damages (if any) on, the Series A Preference Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

c)           Lost or Mutilated Series A Preference Share Certificate. If a Holder’s Series A Preference Shares certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series A Preference Shares so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

d)           Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the provisions of the Series A Preference Shares shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated herein (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the provincial and federal courts sitting in Ontario (the “Ontario Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Ontario

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Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Ontario Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under the provisions of the Series A Preference Shares and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the provisions of the Series A Preference Shares or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the provisions of the Series A Preference Shares, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

e)           Waiver. Any waiver by the Corporation or the Holder of a breach of the provisions of the Series A Preference Shares shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provisions of the Series A Preference Shares. The failure of the Corporation or the Holder to insist upon strict adherence to any term of the provisions of the Series A Preference Shares on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of the provisions of the Series A Preference Shares. Any waiver must be in writing.

f)           Severability. If any provision of the Series A Preference Shares is invalid, illegal or unenforceable, the balance of the provisions of the Series A Preference Shares shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

g)           Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)           Headings. The headings contained herein are for convenience only, do not constitute a part of the provisions of the Series A Preference Shares and shall not be deemed to limit or affect any of the provisions hereof.

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*********************

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A PREFERENCE SHARES)

The undersigned hereby elects to convert the number of shares of Series A Preference Shares indicated below, into shares of Common Shares (the “Common Shares”), of Intelligent Content Enterprises, Inc., a Ontario corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:

Date to Effect Conversion: ______________________________

Number of Series A Preference Shares owned prior to Conversion: ________________

Number of Series A Preference Shares to be Converted: _______________

Number of shares of Common Shares to be Issued: _________________________

Number of warrants of Common Shares to be Issued: _________________________

[HOLDER] By: _______________________ Name: Title:

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de la *Loi sur les societes par actions.*

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le

2016/02/29

(Year, Month, Day)
(annee, mois, jour)

These articles are signed in duplicate.
Les presents statuts sont signes en double exemplaire.

INTELLIGENT CONTENT ENTERPRISES INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez ecrir le nom de la societe de l' article un a la page une).

By/
Par:

/s/ James Cassina	President
(Signature)	(Description of Office)
(Signature)	(Fonction)